SPDR Index Shares Funds

One Lincoln Street

Boston, MA 02111

September 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Office of Filings, Information & Consumer Service

RE:	SPDR Index Shares Funds; SEC File Nos.: 333-92106 and 811-21145; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SPDR Index Shares Funds (the “Trust”), on behalf of its series SPDR MSCI EAFE StrategicFactors Currency Hedged ETF, SPDR MSCI Emerging Markets StrategicFactors Currency Hedged ETF, SPDR MSCI Australia StrategicFactors Currency Hedged ETF, SPDR MSCI Canada StrategicFactors Currency Hedged ETF, SPDR MSCI Japan StrategicFactors Currency Hedged ETF, SPDR MSCI Switzerland StrategicFactors Currency Hedged ETF and SPDR MSCI United Kingdom StrategicFactors Currency Hedged ETF (the “Funds”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 120 (“PEA No. 120”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-16-525689) on March 31, 2016, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 120 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on September 8, 2016 (Accession No. 0001193125-16-704359) (each, a “BXT Filing” and together with PEA No. 120, the “Filings”) and scheduled to become effective on October 8, 2016.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of each Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-2532 or cmadden@statestreet.com.

Very truly yours,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary

Cc: W. John McGuire, Esq.